

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via Email
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

>   **Re: Professional Diversity Network, LLC**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed August 1, 2012**
>   **File No. 333-181594**

Dear Mr. Kirsch:

We have reviewed your amended Form S-1 with regard to the prospectus for the IPO Customer Stock Ownership Plan ("IPO CSOP") and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note that you intend to include the section entitled "IPO Customer Stock Ownership Plan" immediately following the prospectus summary. Please be advised that Item 503(c) of Regulation S-K requires that the risk factor discussion immediately follow the summary section. Revise to include a concise description of the IPO CSOP in the prospectus summary and to provide the more detailed discussion in the body of the prospectus.

2.   Please revise to include a separate Use of Proceeds section and Dilution section in the IPO CSOP prospectus. See Items 504 and 506 of Regulation S-K.

3.   Detailed descriptions of the firm commitment IPO appear to be unnecessary to an understanding of the IPO CSOP. For example, the prospectus summary discusses the details of the use of proceeds, the overallotment option, and the underwriter's warrant in connection with the firm commitment IPO. As another example, the Plan of Distribution section discusses the details of the firm commitment underwriting agreement that is not applicable to the IPO CSOP. Please revise to focus the IPO CSOP prospectus on the offering details of the Customer Stock Ownership Plan.

4.   Please provide us access to the IPO CSOP platform to enable us to walk through the purchasing process. Alternatively, please provide screenshots of each page that investors will view in participating in this offering.

IPO CSOP Prospectus Cover Page

5.   Please revise the prospectus cover page to indicate that investors in the IPO CSOP must purchase dollar amounts of securities in increments of $200, $400, or $800, rather than a specific number of shares.

6.   Please revise to clarify that the price per share in the IPO CSOP will be the same as the price per share in the firm commitment offering.

7.   Please revise the prospectus cover page to disclose that the closing of the offering of the IPO CSOP shares is conditioned upon the closing of the offering of the firm-commitment common stock.

8.   Please revise the cover page to briefly describe the underwriting arrangements and disclose LOYAL3's status as a statutory underwriter. Refer to Item 501(b)(8) of Regulation S-K. Please identify LOYAL3 Securities, Inc. less prominently on the prospectus cover page. The current placement may suggest that LOYAL3 is participating in a firm commitment underwriting. Also, please tell us the purpose of including LOYAL3's IPO CSOP logo on the prospectus cover page.

9.   Please revise footnote 1 of the chart on the prospectus cover page to clarify that the fees to LOYAL3 Securities will be 4% of the gross proceeds in the IPO CSOP. Also, confirm that the table will include the total dollar amount of the IPO CSOP fee, assuming the maximum amount of shares is sold, and that the dollar amount of proceeds will be reduced accordingly.

10.   Please disclose the date the offering will end, as required by Item 501(b)(8)(iii) of Regulation S-K.

The Offering, page A2

11.   Please clarify in the second paragraph that the firm commitment underwritten initial public offering is pursuant to a separate prospectus.

The IPO Customer Stock Ownership Plan

Enrollment and Purchase Process, page A5

12.   Please revise the second bullet point under this heading to clarify the reference to "financial risk algorithm." It is not clear whether the algorithm relates to the risk of the investment or the suitability of the investor.

Step One – Enroll and Open Your LOYAL3 Account, page A6

13.   We note that this section includes a significant amount of general information about the structure and function of LOYAL3 accounts and the possibility of participating in other CSOP offerings. Since the prospectus relates only to the offer and sale of shares in your IPO CSOP, it is not clear why the additional, more general information is material to investors. Please revise to limit the general disclosure about LOYAL3 accounts, or tell us why you believe it is material to investors in this offering.

Step Three – Final IPO Pricing and Your IPO CSOP Investment Decision, page A7

14.   The first paragraph states that investors may cancel their reservations at any time before they are accepted. Please revise to clarify when a reservation will be deemed "accepted." We note the discussion of the two-hour decision period on page A8.

15.   Refer to the last sentence of the last full paragraph on page A7. Please explain to us the situations when an investor would be asked to reconfirm prior to the two-hour decision period and why those investors would not have the option to cancel their orders during the two-hour decision period.

16.   The first full paragraph on page A8 states that you are limiting the number of participants in the IPO CSOP "based on the value of shares" you allocate to the IPO CSOP "delivered by the lowest purchase amount allowed." Please revise to clarify the meaning of this statement.

Risk Factors, page A13

17.   Please add a risk factor that it may be difficult or costly to sell the IPO CSOP shares outside the CSOP platform as you disclose on page A8 and that investors may only be able to transfer whole shares to another U.S. financial institution as you disclose on page A10.

Dividend Policy, page A14

18.   We note that any cash dividends payable on shares purchased in the IPO CSOP will be automatically reinvested. Please tell us why you believe it is appropriate to impose mandatory dividend reinvestment on the IPO CSOP purchasers, rather than giving them the option to elect cash distributions. We note that you do not impose a similar requirement on purchasers in the firm commitment offering. Also, please confirm that you will file a separate registration statement for any shares to be issued in a dividend reinvestment plan.

Plan of Distribution, page A15

19.   We note your statement in the second paragraph that LOYAL3 is not engaging in any solicitation activities. Considering that LOYAL3 is providing the offering platform through its own website, please explain to us how you concluded that those activities do not constitute solicitation in the IPO CSOP offering.

       You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman for

Barbara C. Jacobs
Assistant Director

cc: Via Email
      Brian Lee, Esq.
      SNR Denton US LLP